  Filed by Blitz 17-655 SE

              pursuant to Rule 425 under the Securities Act of 1933,

                as amended, and deemed filed pursuant to Rule 14a-12

               under the Securities Exchange Act of 1934, as amended

Subject Company: Spark Networks, Inc.

Commission File No. of Spark Networks, Inc.: 001-32750

SPARK NETWORKS AND ELITESINGLES TO MERGE, CREATING A GLOBAL LEADER IN ONLINE DATING

Brings Together Leading Brands Including JDate, ChristianMingle, EliteSingles and eDarling

Combined Company Will Be Named Spark Networks SE and Be Listed on the NYSE MKT

LOS ANGELES, CA and BERLIN, GERMANY, May 2, 2017 – Spark Networks, Inc. (“Spark”) (NYSE MKT: LOV) and Affinitas GmbH (“EliteSingles”), which operates premium online dating platforms EliteSingles, eDarling and Attractive World, today announced that they have entered into a definitive agreement to combine in a stock-for-stock merger, creating one of the world’s largest online dating providers with a portfolio of premier global brands. The combination will create a company with more than $115 million of pro forma combined revenue over the twelve months ended March 31, 2017 and nearly 500,000 period-ending global subscribers as of March 31, 2017.1

Danny Rosenthal, Spark’s Chief Executive Officer, commented, “We are thrilled to be combining with such a natural partner. The scale, data analytics, and significant operating expertise that EliteSingles brings will enhance our existing brand portfolio. Together, we will be a global leader in online dating, with the opportunity to drive growth across our entire platform.”

“We have a clear vision of becoming the global leader in premium dating and this transaction is an important step towards that goal,” said Jeronimo Folgueira, Chief Executive Officer of EliteSingles. “By combining the market leader in religious dating with EliteSingles’ portfolio of strong brands, we will create a singular entity, well-positioned to benefit from increased scale and improved financial strength. Together, we will leverage the strengths of each company to provide an exceptional user experience and drive shareholder value.”

Strategic Rationale

● Increased Scale: With nearly 500,000 period-ending subscribers and over $115 million in revenue for the twelve months ended March 31, 2017, the combined company would be one of the world’s largest online dating providers on a pro forma basis. Spark Networks SE will be well-positioned to invest in new technologies and leverage both the EliteSingles and Spark technology platforms to deliver an enhanced customer experience, increase brand awareness through expanded marketing, and pursue growth opportunities.

[1]	Financials are pro forma and unaudited.

● Diversified Global Platform: The transaction brings together Spark’s portfolio of premium brands – including JDate, JSwipe, and ChristianMingle –with fast-growing brands EliteSingles, eDarling, and Attractive World, which collectively grew revenue by more than 20% in 2016. Together, these brands will cater to a broad spectrum of users with a presence in 26 countries, creating a more diverse and balanced footprint. On a combined basis, North America represented 40% of the pro forma 2016 revenue, with the remaining 60% generated from international markets, including France, U.K., Australia and Israel.

●Attractive Financial Position: (1) On a projected 2018 basis, the combined company is expected to generate between $118 – $122 million in revenue and between $18 – $22 million in Adjusted EBITDA, driven by incremental revenue growth and identified cost savings.

Transaction Details

EliteSingles shareholders will own approximately 75% of the combined company and Spark shareholders will own approximately 25%. The new public entity is expected to be listed on the NYSE MKT exchange through an American Depositary Receipt (“ADR”).

The transaction has been approved by Spark’s Board of Directors and is expected to close in the fourth quarter of 2017, subject to Spark shareholder approval, and the satisfaction of certain other customary closing conditions. Shareholders representing approximately 35% of the outstanding Spark shares have agreed to vote their shares in favor of the transaction.

Governance and Structure

The combined company will be organized as a European company. The combined company will be named Spark Networks SE and will be headquartered in Berlin, Germany and maintain a significant U.S. presence with offices in New York City and Lehi, Utah. Jeronimo Folgueira, CEO of EliteSingles, will serve as Chief Executive Officer and Robert O’Hare, Spark’s Chief Financial Officer, will continue in that role with the combined company. Michael Schrezenmaier, Managing Director of EliteSingles, will become Chief Operating Officer.

The Board of Directors will be comprised of seven directors, including three to be selected by EliteSingles, one to be selected by Spark, and three to be mutually agreed upon by EliteSingles and Spark.

Conference Call

Spark and EliteSingles will host a conference call at 7:30 AM Pacific Time tomorrow (10:30 AM Eastern Time), May 3, 2017, to discuss the transaction. Following the prepared remarks, the call will include a question-and-answer session.

Toll-Free (United States): 1-877-705-6003

International: 1-201-493-6725

Spark will also host a webcast of the call, which will be accessible in the Investor Relations section of Spark’s website at http://investor.spark.net.

A replay will be available from approximately three hours after completion of the call.

Replay:

Toll-Free (United States): 1-844-512-2921

International: 1-412-317-6671

Passcode: 13660277

Non-GAAP Financial Metrics

Adjusted EBITDA guidance for 2018 for the combined company does not include certain charges and costs. The adjustments to EBITDA in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior quarters, such as (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. The exclusion of these charges and costs in future periods will have a significant impact on the combined company's Adjusted EBITDA. Spark and EliteSingles are not able to provide a reconciliation of the combined company's non-GAAP financial guidance to the corresponding U.S. GAAP measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark’s or EliteSingles’ or the combined company’s performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and neither Spark nor EliteSingles assumes any duty to update forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination to the existing brand portfolio, statements about the ability to drive superior growth or achieve cost savings, statements about becoming the global leader in premium dating, statements about the ability to leverage strengths of each company to provide exceptional user experience and drive shareholder value, statements about the expected size of the combined company, statements about the projected financial results of the combined company for 2018, statements about the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all. (ii) changes in Spark’s share price before closing, including as a result of the financial performance of EliteSingles prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies. (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark and EliteSingles operate. (iv) the ability to promptly and effectively integrate the businesses of Spark and EliteSingles. (v) the reaction to the transaction of the companies’ customers, employees and counterparties. (vi) diversion of management time on merger-related issues. (vii) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings. and (viii) other risks that are described in Spark’s public filings with the SEC. For more information, see the risk factors described in Spark’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

How to Find Further Information

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between Spark and EliteSingles. The proposed transaction will be submitted to the shareholders of Spark for their consideration. In connection with the proposed transaction, Spark Networks SE will file with the SEC a registration statement on Form F-4 that will include the proxy statement of Spark that also constitutes a prospectus of Spark. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Spark stockholder entitled to vote at Spark’s stockholder meeting. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from Spark’s website (www.spark.net) under the link “Investor Relations” and then under the tab “SEC Filings” or by directing request to investor@spark.net.

Participants in Solicitation

Spark and its directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from Spark’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Spark’s stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about Spark’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2017 and in its Annual Report on Form 10-K filed with the SEC on March 22, 2017. You can also obtain free copies of these documents from Spark using the contact information above.

About Spark Networks, Inc.

The Spark Networks portfolio of consumer Web sites includes, among others, JDate®.com (www.jdate.com), ChristianMingle®.com (www.christianmingle.com), JSwipe (www.jswipeapp.com), CROSSPATHS (www.crosspathsapp.com), Spark®.com (www.spark.com), BlackSingles.com® (www.blacksingles.com), and SilverSingles®.com (www.silversingles.com).

About Affinitas GmbH

Affinitas is the European dating company behind leading premium brands EliteSingles (www.elitesingles.com), Attractive World (www.attractiveworld.net) and eDarling (www.edarling.de), designed for singles seeking a serious relationship. Founded in 2008, the company has since become one of the world's leading enterprises in premium online dating, with a presence in 26 active markets worldwide.

SPARK CONTACTS

Media: Bryan Locke/Mike DeGraff Sard Verbinnen & Co. (312) 895-4700	Investors: Robert O’Hare (310) 893-0550 rohare@spark.net

ELITESINGLES CONTACT

Media:

Claudia Fellerman

+49 176 2812 8353

claudia.fellerman@affinitas.de

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